SEC FILE NUMBER 001-40731
CUSIP NUMBER G2773W 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-40731

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Decarbonization Plus Acquisition Corporation IV
Full Name of Registrant

N/A
Former Name if Applicable

2744 Sand Hill Road, Suite 100
Address of Principal Executive Office (Street and Number)

Menlo Park, CA 94025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Decarbonization Plus Acquisition Corporation IV, a Cayman Islands exempted company (the “Company”), has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (the “Quarterly Report”) with the U.S. Securities Exchange Commission (the “SEC”) by the prescribed due date without unreasonable effort or expense. Under Rule 13a-13(a) of the Securities Exchange Act of 1934, after a registrant’s first registration statement becomes effective, the registrant must file its first quarterly report by the later of either 45 days after the effective date or the date the quarterly report would otherwise be due. The Company’s registration statement on Form S-1 for its initial public offering was declared effective on August 10, 2021, such that the prescribed due date for the Quarterly Report was September 24, 2021. However, the Company’s unaudited financial statements as of and for the fiscal quarter ended June 30, 2021 were not finalized in sufficient time to complete (i) its auditor’s review of the disclosures to be reflected in the Quarterly Report, including in the unaudited financial statements contained therein, and (ii) the XBRL process for the Quarterly Report. The Company is working diligently to complete the Quarterly Report as soon as practicable and expects to file the Quarterly Report within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter Haskopoulos	(212)	993-0076
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 include, and certain statements contained in the Quarterly Report will include, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expected impact of the accounting for the Warrants and the timing of filing the Quarterly Report. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “intend,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this Form 12b-25 or in our Quarterly Report. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements, including but not limited to the risks and uncertainties set forth in the section titled “Risk Factors” in the final prospectus filed by the Company with the SEC on August 12, 2021 and in its other filings made from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this Form 12b-25 are made as of the date hereof, and the Company does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

SEC FILE NUMBER 001-40731
CUSIP NUMBER G2773W 103

Decarbonization Plus Acquisition Corporation IV

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 24, 2021	DECARBONIZATION PLUS ACQUISITION CORPORATION IV
	By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Chief Financial Officer, Chief Accounting Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).